August 10, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance, Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Spitz, Staff Accountant

Re:	Reliance Global Group, Inc.

Form 10-K for Fiscal Year Ended December 31, 2021

Form 10-K for Fiscal Year Ended December 31, 2022

Form 10-Q for Fiscal Quarter Ended March 31, 2023

Response Dated May 25, 2023

File No. 001-40020

Dear Mr. Spitz:

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that was contained in the Staff’s letter dated July 13, 2023 (the “Comment Letter”), to Reliance Global Group, Inc. (the “Company”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 (the “2022 10-K”), and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2023, each as filed with the Commission (File No. 001-40020).

Set forth below are the Company’s responses to the Staff’s comments contained in the Comment Letter. For ease of reference, the Staff’s comments are reproduced below in italics and are followed by the Company’s responses.

Form 10-K for Fiscal Year Ended December 31, 2022

Item 9A. Controls and Procedures, page 37

1.	We note you identified a material weakness in disclosure controls and procedures related to the calculation of earnings per share and concluded that they were ineffective at March 31, 2022, June 30, 2022, September 30, 2022 and March 31, 2023 as disclosed in your Forms 10-Q/A or Form 10-Q. Considering this disclosure and the absence of disclosures about any changes in controls through March 31, 2023, please amend your Form 10-K to disclose similar information regarding the material weakness and change your conclusions regarding disclosure controls and procedures and internal control over financial reporting or tell us why your conclusions of effectiveness are appropriate.

Response: The Company acknowledges the Staff’s comment and has filed an amendment to its 2022 10-K (“Amendment No. 1”) that includes disclosure in Item 9A regarding (i) the existence of a material weakness in disclosure controls and procedures as of December 31, 2022, and (ii) the conclusion of the Company’s principal executive officer and principal financial officer that, as of December 31, 2022, the Company’s disclosure controls and procedures were not effective. In particular, the Company has included the following disclosure in Item 9A of Amendment No. 1 (on page 2 of Amendment No. 1):

Securities and Exchange Commission

Division of Corporation Finance, Office of Finance

August 10, 2023

Item 9A. Controls and Procedures

Controls and Procedure Requirements

Evaluation of Disclosure Controls and Procedures

Disclosure controls are procedures that are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Exchange Act, such as this annual report, is recorded, processed, summarized, and reported within the time period specified in the SEC’s rules and forms. Disclosure controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. Our management evaluated, with the participation of our current chief executive officer and chief financial officer (our “Certifying Officers”), the effectiveness of our disclosure controls and procedures as of December 31, 2022, pursuant to Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our Certifying Officers concluded that, as of December 31, 2022, our disclosure controls and procedures were not effective in all material respects.

The Company determined it had a material weakness in its disclosure controls and procedures as it pertains to earnings per share (EPS) for the fiscal year ended December 31, 2022. During the quarter ended March 31, 2023, the Company mitigated this deficiency by consulting with qualified advisors that have in-depth EPS expertise. These advisors will assist the Company in the calculations and disclosures of EPS for future reporting periods.

We do not expect that our disclosure controls and procedures will prevent all errors and all instances of fraud. Disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Further, the design of disclosure controls and procedures must reflect the fact that there are resource constraints, and the benefits must be considered relative to their costs. Because of the inherent limitations in all disclosure controls and procedures, no evaluation of disclosure controls and procedures can provide absolute assurance that we have detected all our control deficiencies and instances of fraud, if any. The design of disclosure controls and procedures also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Securities and Exchange Commission

Division of Corporation Finance, Office of Finance

August 10, 2023

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 14d-14(f). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can only provide reasonable assurance with respect to financial reporting reliability and financial statement preparation and presentation. In addition, projections of any evaluation of effectiveness to future periods are subject to risk that controls become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022. In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO – 2013) in Internal Control-Integrated Framework. Based on its assessment, management concluded that, as of December 31, 2022, our Company’s internal control over financial reporting was not effective in all material respects, due to the material weakness in disclosure controls and procedures discussed above.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Securities and Exchange Commission

Division of Corporation Finance, Office of Finance

August 10, 2023

Report of Independent Registered Public Accounting Firm, page F-1

2.	Please amend your Form 10-K to include a signed audit report for the years ended December 31, 2022 and December 31, 2021. Refer to Rule 2-02(a) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment. Although Mazars USA LLP (“Mazars”), the Company’s independent registered public accounting firm, delivered to the Company a manually signed copy of its Report of Independent Registered Public Accounting Firm (the “Audit Report”), the version of the 2022 10-K that was filed with the Commission inadvertently omitted Mazars’ conformed signature on the copy of the Audit Report included in Part II, Item 8 of the 2022 10-K. Therefore, in Amendment No. 1, Part IV, Item 15 has been replaced in its entirety, solely to include Mazars’ conformed signature on the Audit Report. No changes to the financial statements or notes have been made in Amendment No. 1.

Form 10-Q for Fiscal Quarter Ended March 31, 2023

Note 1. Summary of Business and Significant Accounting Policies – Discontinued Operations, page 12

3.	Please tell us and revise future filings to describe the expected manner (e.g., sale or abandonment) and timing of the disposal of the Medigap Healthcare Insurance Company, LLC. Refer to ASC 205-20-50-1.a.2.

Response: The Company respectfully acknowledges the Staff’s comment. In the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2023 as filed with the Commission on the date hereof (the “June 2023 10-Q”), the Company has disclosed that it abandoned Medigap Healthcare Insurance Company, LLC and clarified the facts, circumstances, and manner of the disposal.

Below is an excerpt of the Company’s the disclosure in the June 2023 10-Q which addresses the manner and timing of the disposal:

Discontinued Operations

The Company’s board of directors approved the discontinuation and abandonment of Medigap Healthcare Insurance Company, LLC (“Medigap”), a subsidiary of the Company, effective April 17, 2023, due to Medigap’s sustained recurring losses stemming from amongst other factors, greater than anticipated revenue chargebacks. The Company was unable to divest its interest in Medigap for value, and accordingly, operations were wound down in an orderly manner. In doing so, the Company transferred to its operating entity, Medigap’s customer relationships and internally developed and purchased software intangible assets, with net of amortization combined value of approximately $4,300,000, as well as, its short-term financing arrangement of $29,500, and each are respectively classified in the intangible assets and short term financing agreements accounts in the condensed consolidated balance sheets for the periods ended June 30, 2023 and December 31, 2022. These assets have continued value to the Company and have not been impaired as the fair value exceeds carrying cost. Medigap’s remaining assets were considered to have no remaining asset value and were fully impaired. Certain liabilities and estimated liabilities as outlined in the tables herein, were discharged and/or written-off in conjunction with the Settlement Agreement (as defined below) because of them having a net zero dollar estimated liability value. Accordingly, the Company recognized a net of estimated liability adjustments loss of approximately $4,400,000, and gain of approximately $10,000, presented in income (loss) from discontinued operations in the consolidated statements of operations for the three and six months ended June 30, 2023. As part of the abandonment, the Company cancelled third party contracts, settled outstanding vendor and other third-party obligations, ceased to enter into new customer contracts via Medigap, and no further customer performance obligations existed. The Company does not expect further continuing involvement with Medigap, and in accordance with ASC 205-20-45-9, no corporate overhead has been allocated to discontinued operations.

Settlement Agreement

On June 30, 2023, the Company entered into a confidential settlement agreement and mutual release (the “Settlement Agreement”) with certain Medigap affiliated entities and persons, and the former owners of Medigap, whereby the Company would receive a settlement payment of $2,900,000 and was released from all past and future Medigap obligations and liabilities. The settlement payment was received in full by the Company in July 2023 and is recorded as income from discontinued operations in the condensed consolidated statements of operations for the three and six months ended June 30, 2023.

Securities and Exchange Commission

Division of Corporation Finance, Office of Finance

August 10, 2023

4.	Please tell us and revise future filings to disclose the major classes of assets and liabilities presented as discontinued operations as of each period end presented and discuss any changes in disclosed consolidated balance sheet line items from December 31, 2022 to March 31, 2023.

Response: The Company respectfully acknowledges this comment. In the June 2023 10-Q, the Company has disclosed the major classes of assets and liabilities presented as discontinued operations as of each period end presented. Below is an excerpt of the Company’s disclosure in the June 2023 10-Q that discusses the major changes assets and liabilities presented as discontinued operations as of each period presented:

The following tables present the major components of assets and liabilities included in discontinued operations on the condensed consolidated balance sheets.

	6/30/2023	12/31/2022
Accounts receivable	-	$73,223
Accounts receivable, related parties	-	3,595
Other Receivables	-	5,388
Prepaid expense and other current assets	-	3,792
Current Assets - Discontinued Operations		$85,998

Condensed consolidated balance sheets - Current Assets - Discontinued Operations		$85,998

Property and equipment, net	-	$24,116
Right-of-use assets	-	163,129
Intangibles, net	-	318,000
Goodwill	-	4,825,634
Other Assets - Discontinued Operations	-	$5,330,879

Condensed consolidated balance sheets - Other Assets - Discontinued Operations	-	$5,330,879

Accounts payable and other accrued liabilities	-	$506,585
Chargeback Reserve	-	915,934
Current portion of leases payable	-	178,117
Current Liabilities - Discontinued Operations	-	$1,600,636

Condensed consolidated balance sheets - Current Liabilities - Discontinued Operations	-	$1,600,636

Securities and Exchange Commission

Division of Corporation Finance, Office of Finance

August 10, 2023

5.	It appears you classify Medigap customer relationship intangible assets initially recognized as part of the January 2022 acquisition as “Other assets – discontinued operations” at December 31, 2022 but subsequently reclassify them to Intangibles, net at March 31, 2023. Please explain to us all the facts and circumstances related to classification and measurement of these customer relationship intangible assets at December 31, 2022 and March 31, 2023. Clearly discuss how you measured the amount of impairment at March 31, 2023 and if true, discuss why you did not recognize significantly more impairment related to them after the disposal of the Medigap business. Additionally, clearly discuss any continuing involvement with the Medigap business and customers in accordance with ASC 205-20-50-4A and 50-4B.

Response: The Company acknowledges the Staff’s comment and respectfully submits that it inadvertently included the value of the Medigap customer relationship intangible assets as “Other assets – discontinued operations” at December 31, 2022. The Company included the classification of customer relationships as intangible assets at December 31, 2022 in Amendment No. 1, and at June 30, 2023 in the June 2023 10-Q.

The Company determined the fair value of these customer relationships exceeds the carrying cost because the potential future revenue stream of the underlying relationships remains intact. The Company continues to nurture these customer relationships through its other entities which is the reason to transfer the underlying value out of discontinued operations. The Company continues to solicit future business from these customers, but not with or through Medigap.

6.	If true, please tell us and revise future filings to more clearly describe the loss from discontinued operations as primarily relating to the impairment of the remaining goodwill related to the Medigap acquisition.

Response: The Company impaired the remaining goodwill related to the Medigap acquisition at the time of abandonment. In the June 2023 10-Q, the Company has revised its footnote disclosure to more clearly describe the loss as it primarily relates to the impairment of goodwill and other long-lived assets. Please see below the revised footnote disclosure included in the June 2023 10-Q:

For the year ended December 31, 2022, due to a declining market cap attributed to Medigap’s performance, the Company performed a goodwill impairment test utilizing the Market Approach – Traded Market Value Method, concluding that the Company’s fair value and resultant net assets, implied a goodwill balance of $19,100,000 vs. our goodwill balance prior to write-down of $33,400,000. Thus, the Company recognized a goodwill impairment loss of $14,373,374. As of June 30, 2023, the Company recognized an additional goodwill impairment of $4,825,634 upon the abandonment of Medigap.

The following table rolls forward the Company’s goodwill balance for the periods ending June 30, 2023, and December 31, 2022 inclusive of discontinued operations.

Goodwill
December 31, 2021	$10,050,277
Goodwill recognized in connection with Medigap acquisition	19,199,008
Goodwill recognized in connection with Barra acquisition	4,236,822
Goodwill impairment (Medigap) during the year-ended December 31, 2022	(14,373,374)
December 31, 2022	19,112,733
Goodwill impairment (Medigap) during the six months ended June 30, 2023	(4,825,634)
June 30, 2023	$14,287,099

Securities and Exchange Commission

Division of Corporation Finance, Office of Finance

August 10, 2023

7.	Please tell us and revise future filings to more clearly show the impact of the reclassification and impairment of goodwill and the reclassification of intangible assets related to the Medigap discontinued operations in the rollforward of goodwill and the detailed disclosure of intangible assets.

Response: In the June 2023 10-Q, the Company has included a table to more clearly show the impact of the reclassification and impairment of goodwill and intangible assets related to the Medigap discontinued operations. Please see below the table included in the June 2023 10-Q:

The following table rolls forward Medigap’s assets and liabilities from their carrying values pre-abandonment to their values post abandonment, and presents the impact of reclassifications, impairments, and write-offs:

Medigap Related Assets	Carrying Value Prior To Abandonment	Asset and Liability Transfers Retained by the Company	Asset Impairments and Liability Write-Offs	Carrying Value As of June 30, 2023

Accounts receivable	$56,398	$-	$(56,398)	$-
Accounts receivable, related party	3,595	-	(3,595)	-
Other receivables	5,388	-	(5,388)	-
Current assets – Medigap	$65,381	$-	$(65,381)	$-

Property and equipment, net	$22,378	$-	$(22,378)	$-
Right-of-use assets	119,594	-	(119,594)	-
Intangibles, net	4,570,536	(4,258,214)[1]	(312,322)	-
Goodwill	4,825,634	-	(4,825,634)	-
Other assets - Medigap	$9,538,142	$(4,258,214)	$(5,279,928)	$-

Total assets - Medigap	$9,603,523	$(4,258,214)	$(5,345,309)	$-

Accounts payable and other accrued liabilities	$4,157	$-	$(4,157)	$-
Short term financing agreements	29,500	(29,500)	-	-
Chargeback Reserve	831,725	-	(831,725)[2]	-
Current portion of leases payable	134,517	-	(134,517)[3]	-
Other liabilities	9,842	-	(9,842)[3]	-
Current Liabilities - Medigap	$1,009,741	$(29,500)	$(980,241)	$-

Total Liabilities - Medigap	$1,009,741	$(29,500)	$(980,241)	$-

Net assets and liabilities - Medigap	$8,593,782	$(4,228,714)	$(4,365,068)	$-

1	Includes customer relationships and internally developed and purchased software intangible assets that have continued value to the Company and have not been impaired as the fair value exceeds carrying cost.
2	Estimated liability write-off per net zero dollar estimated liability value.
3	Liability discharge pursuant to the Settlement Agreement.

Note 9. Related Party Transactions, page 19

8.	We note your disclosure that you issued a $1.5 million promissory note to YES Americana Group, LLC, a related party. Please tell us and revise your financial statements in future filings to separately disclose all material related party amounts on the face your balance sheet, income statement and statement of cash flows for all periods presented. Refer to Item 4-08(k) of Regulation S-X and ASC 235-10-S99-1(k).

Response: The Company respectfully acknowledges the Staff’s comment. In the Company’s June 2023 10-Q, the relevant disclosures of the Company’s related party transaction have been included. The Company has separately disclosed the related party transactions in its Condensed Consolidated Balance Sheets, Condensed Consolidated Statement of Operations, Condensed Consolidated Statement of Stockholders’ Equity, and Condensed Consolidated Statements of Cash Flows. The Company has also disclosed the related party transactions and relationships in Note 9 of the Notes to the Unaudited Condensed Consolidated Financial Statements in the June 2023 10-Q.

Securities and Exchange Commission

Division of Corporation Finance, Office of Finance

August 10, 2023

We thank you in advance for your time and attention to this matter. Please do not hesitate to contact us should you have any questions or wish to discuss anything.

Sincerely,

/s/ Joel Markovits

Joel Markovits
Chief Financial Officer

cc:	Michael Volley/Securities and Exchange Commission
Laura Anthony, Esq./Anthony L.G., PLLC